February 19, 1999


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


Attention:  Mr. David Leeb

       RE:  Carriage Services, Inc.
            Form S-1
            Registration No. 333-70715


Ladies and Gentlemen:


Pursuant to Rule 477 under the Securities Act of 1933, as amended, Carriage Services, Inc. (the "Company") hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.

The withdrawal requested hereby is being sought for the following reasons: (a) the Company has determined that it is not in its best interests to conduct the offering of the common stock contemplated in the Registration Statement at this time; (b) no shares of common stock have been offered or sold pursuant to the Registration Statement; (c) neither the Company nor its underwriters have circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the common stock; and (d) market conditions are currently unfavorable. Therefore, the withdrawal is consistent with the public interest and the protection of investors.


Very truly yours,


/s/ MELVIN C. PAYNE

Melvin C. Payne
Chairman of the Board and
Chief Executive Officer